Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges and Ratio of Fixed Charges and Preferred Stock Dividends to Earnings
Amounts in thousands

	Six months ended	Six months ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	6/30/2010	6/30/2009	12/31/2009	12/31/2008	12/31/2007	12/31/2006	12/31/2005
Earnings:
Add: Pre-tax income/loss from continuing operations before adjustment for noncontrolling interest or income/loss from equity investees	$(20,439)	$(17,019)	$(55,601)	$(49,332)	$(14,345)	$(57,755)	$(31,446)
Fixed charges	28,123	20,008	42,517	34,493	25,036	15,312	15,844
Amortization of capitalized interest	2,177	2,177	4,355	3,336	1,882	916	953

	9,861	5,166	(8,729)	(11,503)	12,573	(41,527)	(14,649)

Less: Interest capitalized	—	1,761	1,761	4,714	9,277	7,628	5,495
Noncontrolling interest in pre-tax loss of subidiaries that have not incurred fixed charges	39	—	—	—	(763)	(836)	(7)

	39	1,761	1,761	4,714	8,514	6,792	5,488

Total Earnings	$9,822	$3,405	$(10,490)	$(16,217)	$4,059	$(48,319)	$(20,137)

Fixed Charges:
Interest expensed	$21,658	$15,044	$34,072	$27,277	$14,887	$7,169	$6,728
Interest capitalized	—	1,761	1,761	4,714	9,277	7,628	5,495
Amortized capitalized expense related to indebtedness	6,465	3,203	6,684	2,502	872	515	3,621

Total Fixed Charges	$28,123	$20,008	$42,517	$34,493	$25,036	$15,312	$15,844

Preferred Stock Dividends	—	—	—	—	—	—	—

Ratio of earnings to fixed charges (1)	0.35	0.17	(0.25)	(0.47)	0.16	(3.16)	(1.27)
Ratio of fixed charges and preferred stock dividends to earnings (1)	2.86	5.88	(4.05)	(2.13)	6.17	(0.32)	(0.79)

(1) Fixed charges in excess of earnings	$18,301	$16,603	$53,007	$50,710	$20,977	$63,631	$35,981